Exhibit 99.1

FCA Announcement

With reference to the health of Sergio Marchionne, Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) communicates with profound sorrow that during the course of this week unexpected complications arose while Mr. Marchionne was recovering from surgery and that these have worsened significantly in recent hours.

As a consequence, Mr. Marchionne will be unable to return to work.

The Board of Directors of FCA, meeting today, firstly expressed its closeness to Sergio Marchionne and his family and underlined the extraordinary contribution, both human and professional, that he has made to the Company in these years.

The Board resolved to accelerate the CEO transition process that has been proceeding over the past months and named Mike Manley as CEO. The Board will therefore propose to the next Shareholder Meeting, to be called in the coming days, that he be elected to the Board and serve as an executive director of the Company.

In the meantime, in order to provide for his full authority and operational continuity for the company, the Board has with immediate effect granted Mr. Manley all the powers of CEO. He will also assume responsibility for the NAFTA region.

Mr. Manley and his management team will proceed with the implementation of the 2018 - 2022 Business Plan as presented on 1 June this year, a plan that will further assure FCA’s strong and independent future.

London, 21 July 2018

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